Exhibit 99.1

Sinovac Announces Re-Election of All Directors at Annual General Meeting

Asks Delaware Court of Chancery to Determine
Whether Dissident Shareholders Triggered Sinovac’s Shareholder Rights Plan

Board Approves Extension of Shareholder Rights Plan to March 27, 2019

Company Files Lawsuit in Federal District Court against Dissident Shareholders for Violating U.S. Securities Law

BEIJING, March 5, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today announced several important developments, including the re-election of its incumbent directors at its Annual General Meeting of Shareholders (AGM), which was held on February 6, 2018, and the filing of legal actions in the Delaware Court of Chancery and in the United States District Court for Massachusetts related to actions taken by certain dissident shareholders.

Mr. Weidong Yin, Chairman, President and CEO of the Company, stated, “The Board of Directors has a duty to ensure that the value of the Company is protected for all shareholders, and that Sinovac can continue its important work, which is to develop and provide solutions that address the significant unmet medical need for vaccines. The legal actions we have announced today are intended to ensure that dissident shareholders cannot act in secret to disrupt the election of directors and the governance of the Company.”

At the AGM, all five of the Company’s incumbent directors – Weidong Yin, Yuk Lam Lo, Simon Anderson Kenneth Lee and Meng Mei – were re-elected by a majority of the votes validly cast. The Company determined, after consultation with its Antigua legal counsel, that a ballot proposed by the dissident group without prior notice at the AGM was invalid.

Each of the other proposals presented at the AGM passed with a majority of votes cast, including approval of the audited consolidated financial statements of the Company for the financial year ended December 31, 2016 together with the Report of Independent Registered Accounting Firm and the note thereto; and approval of the appointment of Ernst & Young Hua Ming LLP as the independent auditors of the Company for the fiscal year ending December 31, 2017 and authorization of the directors to fix such independent auditors remuneration.

Sinovac Asks Delaware Court of Chancery to Determine Whether

its Shareholder Rights Plan has been Triggered by Group of Dissident Shareholders

The Company has filed a lawsuit in the Delaware Court of Chancery seeking a determination by the Court whether the dissident shareholders have triggered the Company’s shareholder rights plan by forming a group holding approximately 45% of Sinovac’s outstanding shares, well in excess of the plan’s threshold of 15%, and acting in concert at or prior to the AGM. The rights plan is intended to promote the fair and equal treatment of all Sinovac shareholders and ensure that no person or group can gain control of Sinovac through voting arrangements, open market accumulation or other tactics potentially disadvantaging the interest of all shareholders. The Company also announced that the Board has approved the extension of the rights plan, which was set to expire on March 27, 2018, to March 27, 2019.

Company Files Lawsuit in Federal District Court against Dissident Shareholders for Violating U.S. Securities Law

Sinovac also announced today that it has filed a lawsuit in the United States District Court for Massachusetts alleging violations of Section 13(d) of the Securities Exchange Act of 1934. The lawsuit alleges, among other things, that 1Globe Capital and the Chiang Li Family failed to make required disclosures on Schedule 13D regarding their intentions to attempt to replace the Company’s Board of Directors.

The Company stated, “We filed this suit against 1Globe Capital and the Chiang Li Family to ensure that all of our shareholders receive complete and accurate information about their holdings, intentions, plans and relationships to which they are entitled under U.S. federal securities laws. We are committed to protecting the interests of all Sinovac shareholders.”

Advisors

Latham & Watkins LLP is serving as the Company’s legal counsel in the U.S. Federal securities litigation. Morris Nichols Arsht & Tunnell is serving as legal counsel in the action before the Delaware Court of Chancery. Delany Law is the Company’s legal counsel in Antigua and Barbuda, where the Company is chartered.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price should its rights plan have been triggered.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media:

Foote Group

Philip Lisio. +86 135-0116-6560

phil@thefootegroup.com

Abernathy MacGregor

Jeremy Jacobs, +1-212-371-5999

jrj@abmac.com

Ina McGuinness +1-213-630-6550

Ina@abmac.com

Investors:

ICR Inc.

Bill Zima U.S: 1-646-308-1707

Email: william.zima@icrinc.com

MacKenzie Partners, Inc.

Paul Schulman, +1-212-929-5364

pschulman@mackenziepartners.com